U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

   KIKIS          PETER          T.
   ___________________________________
   (Last)        (First)      (Middle)

   ___________________________________
                 (Street)

   Command Security Corporation
   Route 55, Lexington Park
   Lagrangeville, NY 12540

       (City)  (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

   COMMAND SECURITY CORPORATION (CMMD)


3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   July 1998


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer
           (Check all applicable)

    __X__Director          _____10% Owner
    _____Officer  (give    _____Other  (specify
                  title                below)
                  below)

   ____________________________________________


7. Individual or Joint/Group Filing
        (Check applicable line)

    __X__Form filed by One Reporting Person
    _____Form filed by More than One Reporting Person

Table 1--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title of Security
   (Instr. 3)

   Common


2. Transaction Date

   (Month/Day/Year)

   2/17/98


3. Transaction Code
   (Instr. 8)

     P


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

   Amount                (A) or (D)                Price

   69,500                     A                    $.9375


5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Inst. 3 and 4)

   99,500


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

   I


7. Nature of Indirect Beneficial Ownership
   (Instr. 5)

   Purchased by the Peter Kikis IRA


If the Form is filed by more than one Reporting Person, see Instruction (b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
page 5 (continued)



Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security
   (Instr. 3)

   Warrants
   Convertible Preferred


2. Conversion or Exercise Price of Derivative Security

   1,875
   100:1


3. Transaction Date
   (Month/Day/Year)

   10/31/95
     3/2/98


4. Transaction Code
   (Instr. 8)

   E
   P


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)


6. Date Exercisable and Expiration Date
   (Month/Day/Year)

   Date Exercisable     Expiration Date
                        10/31/96
   2/27/95              none


7. Title and Amount of Underlying Securities
   (Instr. 3 and 4)

   Title          Amount or Number of Shares
   Common         12,000
   Common         503.85*


8. Price of Derivative Security
   (Inst. 5)

   165.00


9. Number of Derivative Securities Beneficially Owned at End of Year
   (Instr. 4)

   150,000
   100,770*


10. Ownership of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 4)

    D
    I

11. Nature of Indirect Beneficial Ownership
    (Instr. 4)

    The Convertible Preferred Stock was purchased by the Peter Kikis IRA

Explanation of Responses:
*Includes stock dividends.

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See instruction 6 for procedure.

/s/ Peter T. Kikis                             July 7, 1998
_______________________________                ____________
**Signature of Reporting Person                    Date